SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                   FORM 10-KSB


                             CELTIC INVESTMENT, INC.
             (Exact name of Registrant as specified in its charter)


                         Delaware 33-37436-C 36-3729989
                    State of Commission File No. IRS Employer
                        Incorporation Identification No.


                         901 Warrenville Road, Suite 104
                                 Lisle, IL 60532
                    (Address of principal executive offices)


                                  407-832-1170
                         (Registrant's telephone number)

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Part I Registrant Information

Full Name of Registrant:
Celtic Investment, Inc.

Former Address if Applicable: N/A

Address of Principal Executive Office (street and number):
901 Warrenville Road, Suite 104

City, State and Zip Code:
Lisle, IL 60532

Part II Rule 12b-25 (b) and (c): The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to the reasons set forth in Part III hereof.

Part III Narrative: The Registrant appointed a new auditor and the coordination between the current and former auditors in reviewing the financial reports and Form 10-KSB Narrative, has taken longer than projected. The current auditor is located in Chicago and the former auditor is located in Florida.

Part IV Other  Information:

1)  Name  and  telephone   number  of  person  to  contact  in  regard  to  this
notification. A.O. Headman, Jr., Esq. 801-532-2666

2) have all other periodic reports required (under Section 13 or 15(d) of the Securities and Exchange Act of 1934) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). Yes.

3) Is it anticipated that any significant change in results of operating from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
No.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

                            CELTIC INVESTMENT, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:  September 24, 1996           By: /s/ A. O. Headman, Jr., Esq.
                                       A. O. Headman, Jr., Esq.
                                       Legal Counsel to Celtic Investment, Inc.